June 28, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Effie Simpson

Linda Cvrkel

RE:	Lear Corporation

Form 10-K for the year ended December 31, 2012

Filed February 12, 2013

File No. 001-11311

Dear Mss. Simpson and Cvrkel:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated June 19, 2013, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2013. We have addressed your June 19, 2013 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following each comment.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.	We note your disclosures regarding the factors or circumstances responsible for fluctuations in your various income statement line items in MD&A. However, in addition to discussing the reasons for the various changes (or lack thereof), we believe you should also quantify the reasons for the changes, particularly when more than one factor is responsible for the change. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, or, you indicate, that “additionally”, an increase was attributed to more than one factor without quantifying each. For a company with the size and breadth of operations such as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section of MD&A.

In future filings, the Company will revise its disclosures regarding the significant factors or circumstances responsible for fluctuations in the various line items of its income statement and will quantify the impact of such factors where such factors reveal material changes from period to period or where the Company believes a discussion of such factors is necessary to an understanding of the Company’s business or results of operations.

2.	Also, we believe your segment disclosures would be more meaningful to investors if your discussion of your results of operations for each of your segments included a discussion of changes in cost of sales and other operating expenses for your segments. Please consider revising your discussion of your segment results accordingly.

The Company acknowledges the Staff’s comment. However, the Company believes that in order for the discussion of its segment operating results to be meaningful, the discussion should be consistent with how the Company internally evaluates the performance of its operating segments. As noted in the Company’s 2012 Form 10-K, the Company evaluates the performance of each of its operating segments based on pretax income before equity in net income of affiliates, interest expense and other expense (“segment earnings”) and the related margin. The Company’s internal analysis of performance does not include an analysis of gross margin or distinguish between changes in cost of sales or selling, general and administrative expenses at the operating segment level. Further, the operating results and margins of the Company’s operating segments have historically been disclosed publicly at the segment earnings level. For these reasons, the Company believes that its current presentation of segment disclosures is appropriate and more meaningful to investors.

Consolidated Balance Sheets, page 50

3.	We note from your consolidated balance sheets that other current assets and other long-term assets totaled $703.5 million and $1,171 million, respectively, at December 31, 2012. Please revise your consolidated balance sheets or the notes to your financial statements to disclose any current assets which exceed 5% of your total current assets. Your balance sheet or the notes to your financial statements should also be revised to disclose any long-term assets which exceed 5% of your total assets.

The Company will continue to assess total current assets and total assets and to disclose the nature and amount of any current asset greater than 5% of total current assets and any long-term asset greater than 5% of total assets. As of December 31, 2012, there was no component of other current assets which exceeded 5% of total current assets. Current deferred tax assets was the largest component of other current assets and totaled $166 million, or 3.4%, of total current assets. As of December 31, 2012, long-term deferred tax assets was the largest component of other long-term assets and totaled $676 million, or 8.2%, of total assets. This amount is disclosed in Note 8, “Income Taxes,” to the consolidated financial statements. There were no other components of other long-term assets that exceeded 5% of total assets. Investments in affiliates was the next largest component of other long-term assets and totaled $178 million, or 2.2%, of total assets.

4.	In a related matter, to the extent that that any category of other accrued liabilities exceeds 5% of your total current liabilities, your consolidated balance sheets or the notes to your financial statements should be revised to separately disclose the nature and amounts of these liabilities.

The Company will continue to assess total current liabilities and to disclose the nature and amount of any current liability greater than 5% of total current liabilities. As of December 31, 2012, there was no component of accrued liabilities which exceeded 5% of total current liabilities. Accrued salaries and wages was the largest component of accrued liabilities and totaled $125 million, or 3.9%, of total current liabilities.

Note 5. Investments in Affiliates and Other Related Party Transactions, page 65

5.	We note from the disclosure included in Note 5 that the Company holds a 55% ownership interest in Shanghai Lear STEC Automotive Parts Co., Ltd. which it accounts for using the equity method of accounting. We also note from the disclosure in Note 5 that this entity is accounted for using the equity method as a result of certain approval rights granted to the minority shareholders. Given the Company’s ownership of more than 50% in this entity, please tell us in further detail and explain in the notes to your financial statements why the Company does not believe it has a controlling financial interest in this entity which should be accounted for using consolidation accounting. As part of your response and your revised disclosure, please explain the nature of the approval rights that are granted to this entities minority shareholders and explain why you believe such rights preclude the use of consolidation accounting for this entity. Refer to the guidance outlined in ASC 810-10-15-8 and 810-10-25.

ASC 810-10-25 provides that noncontrolling rights that would allow the noncontrolling shareholder to effectively participate in certain corporate actions should be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest should consolidate its investment. Accordingly, while the Company (or its affiliate) owns a majority stake in Shanghai Lear STEC Automotive Parts Co., Ltd. (“STEC”), the governing documents provide that the consent of both parties is required for approval of certain material actions of the joint venture as described in the applicable governing documents for the venture and summarized below.

Based upon the Company’s review of the specific facts and circumstances as outlined below and the relative ownership of the underlying investment, the Company has concluded that the noncontrolling shareholder in STEC has substantive participating rights as described in ASC 810-10-25.

The STEC governing documents are the Articles of Association (the “STEC Articles”) and the Joint Venture Contract (the “STEC JVC”). The STEC JVC and the STEC Articles provide for a seven (7) person Board of Directors, four (4) of whom shall be appointed by the Company and three (3) of whom shall be appointed by the other member of the joint venture. The STEC JVC provides that the Board of Directors shall be the highest authority of STEC and that it shall decide all matters of major importance to STEC.

The STEC JVC and STEC Articles provide a list of actions of the joint venture (such as the approval of the general principles for production and operation, annual budget and annual business plan, appointment or dismissal of the General Manager and the Deputy General Manager, annual marketing and sales plan and determination of salary policy) that require the unanimous approval of the Board of Directors. Accordingly, on each of these important actions, the approval of all of the directors that were nominated by the other member of the joint venture is required to authorize the action.

In the event that there is a dispute arising out of or relating to the STEC JVC, the parties have agreed to submit the matter for settlement to a panel consisting of representatives of the parties. Each party may appoint up to three (3) individuals on such panel. If the panel is unable to resolve the dispute within thirty (30) days after the submission of such dispute, it shall refer the dispute to the highest executive officer of each of the parties. If the highest executive officers are unable to resolve the dispute within thirty (30) days of the submission, the dispute shall be settled by arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Arbitration Rules of the United Nations Commission on International Trade Law. The arbitration tribunal shall be composed of three (3) arbitrators, one each appointed by the parties and the third appointed by the HKIAC. The decision of the arbitrators is final and binding on both parties.

Therefore, if an action requiring the approval of all of the members of the Board of Directors does not receive the required approval, then the parties are required to attempt to resolve the dispute either through the panel or executives, and absent resolution, seek a final resolution in arbitration. The STEC JVC and the STEC Articles do not provide for any predetermined resolution in the event the necessary approvals are not obtained.

In future filings, the Company will disclose the nature of the approval rights granted to the minority shareholder, as well as why the Company believes such rights preclude the use of consolidation accounting for this entity.

Note 15. Quarterly Financial Data, page 89

6.	Please revise Note 15 to explain the nature and amount of any unusual or infrequent items that materially impacted your quarterly results of operations for the various periods presented. For example, we note from the disclosure included in Note 8 that the Company reversed substantially all of its deferred tax asset valuation allowance in the United States during the fourth quarter of 2012. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

The Company considered the guidance outlined in Item 302(a)(3) of Regulation S-K in preparing its Form 10-K and determined that the nature and amount of any unusual or infrequent items that materially impacted its quarterly results for the periods presented were disclosed in the notes to its consolidated financial statements. In future filings, the Company will more clearly identify these items in the “Quarterly Financial Data” note to its consolidated financial statements.

The Company has provided the acknowledgements requested by the Staff in the statement attached hereto. If you should have any questions or comments about the response in this letter, please call me at (312) 558-7244.

Sincerely,

/s/ Erin G. Stone
Erin G. Stone
Winston & Strawn LLP

LEAR CORPORATION

June 28, 2013

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated June 19, 2013, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:

i.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

ii.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

iii.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By:	/s/ Jeffrey H. Vanneste
Name:	Jeffrey H. Vanneste
Title:	Senior Vice President and
Chief Financial Officer